

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047974

March 21, 2005

Francis C. Marinelli
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/21/2005

Re: Dillard's, Inc.
Incoming letter dated January 24, 2005

Dear Mr. Marinelli:

This is in response to your letter dated January 24, 2005 concerning the shareholder proposal submitted to Dillard's by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

January 24, 2005

Re: Omission of Shareholder Proposal by Dillard's, Inc. Pursuant to Rule 14a-8: United Brotherhood of Carpenters Pension Fund

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Dillard's, Inc. (the "Company") has received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"), a letter requesting, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, that the Company include a proposal (the "Proposal") in the Company's proxy statement for its 2005 Annual Meeting of Shareholders (the "Annual Meeting"). A copy of the Proposal is enclosed herewith.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and, by copy hereof, the Proponent of the Company's intention to omit the Proposal from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for the Annual Meeting pursuant to Rule 14a-8(j) for the reasons hereinafter set forth. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

I. The Proposal

The Proposal requests that the Company's board of directors:

> [I]nitiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

The resolution is followed by a supporting statement (the "Supporting Statement") which specifies the purported need for such majority vote standard for the election of directors. The full text of the Proposal and the Supporting Statement is enclosed herewith as Exhibit A.

II. Summary

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Proxy Materials for the following reasons:

1. Pursuant to Rule 14a-8(i)(3), in that the Proposal violates the proxy rules because the Proposal is so vague, indefinite and misleading as to violate Rule 14a-9.

2. Pursuant to Rule 14a-8(i)(8), in that the Proposal relates to the election for membership on the Company's board of directors.

While the Company is aware that the issue of voting standards for the election of directors has become a serious topic of discussion among investors, with respect to the Company the Proposal is deficient because of the circumstances of the class voting for directors under the Company's certificate of incorporation and by-laws.

III. The Proposal is Contrary to Rule 14a-9 Because It is Vague, Indefinite and Misleading, and May, Therefore, Be Omitted Pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a proposal may be omitted from the registrant's proxy materials "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff of the Division of Corporation Finance of the Commission has concluded that shareholder proposals that are so vague, indefinite and misleading that shareholders voting upon the proposal would not be informed as to how the proposals would be implemented if adopted are misleading under Rule 14a-9 and, thus, may be excluded from a registrant's proxy materials pursuant to Rule 14a-8(i)(3). A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (July 20, 1992). Such proposals are properly excluded given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by shareholders at the time their votes were cast.

The Proposal is vague on its face because it is unclear as to which director nominees the Proposal relates. Pursuant to the Company's Restated Certificate of Incorporation, holders of the Company's Class A Common Stock, the class of shares held by the Proponent, are empowered as a class to elect only one-third of the members of the Company's board of directors and holders of the Company's Class B Common Stock are empowered to elect two-thirds of the members of the board of directors. The Proposal may appear to envision the elimination of class voting with respect to directors; or it may appear to envision a requirement that all directors be elected by majority vote of the relevant class rather than the current plurality of the votes cast by the relevant class; or it may appear to relate to voting only for those directors to be elected by the publicly held Class A Common Stock.[1] Consequently, shareholders may not be able reasonably to determine the changes envisioned by the Proposal. Moreover, at the time that they cast their vote, some shareholders may believe that the Proposal envisions changes different from those that other shareholders believe the Proposal envisions.

The Proposal is vague, indefinite and misleading because from the face of the Proposal and the Supporting Statement, shareholders will not be certain what they are being

---

[1] As a point of information, the Company's by-laws require that all nominations to represent the Class A shareholders "shall be of independent persons only." The by-laws define "independent" to mean "a person who: has not been employed by the Company or an affiliate in any executive capacity within the last five years; was not, and is not, a member of a corporation or firm that is one of the Company's paid advisors or consultants; is not employed by a significant customer, supplier or provider of professional services; has no personal services contract with the Company; is not employed by a foundation or university that receives significant grants or endowments from the Company; is not a relative of the management of the Company; is not a shareholder who has signed shareholder agreements legal binding him to vote with management; and is not the chairman of a company on which Dillard's Inc.['s] Chairman or Chief Executive Officer is also a board member."

asked to consider and upon what they are being asked to vote. Accordingly, the Proposal makes material omissions and thereby violates Rule 14a-9.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(8) Because the Proposal Relates to the Election for Membership on the Company's Board of Directors.

Under Rule 14a-8(i)(8), a registrant may exclude a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body."

The Proposal clearly relates to the election of the Company's directors, and if the intent of the proposal is to eliminate class voting for directors or to impose a plurality requirement for the election of those directors for whom only the holders of the Company's Class B Common Stock are empowered to vote, the proposal would infringe on the exclusive rights of the holders of Class B Common Stock to elect two-thirds of the members of the Company's Board of Directors. Moreover, while the Company's certificate of incorporation provides that the holders of Class A Common Stock are entitled, voting as a class, to vote to adopt by-laws fixing qualifications for the directors elected by the class, they are expressly prohibited from setting qualifications for the directors elected by any other class. Accordingly, the Proposal would also infringe upon the exclusive rights of the holders of Class B Common Stock to set qualifications for the directors elected by their class.

Because the Proposal may envision interference with the exclusive voting and other rights of stockholders other than holders of the class of stock held by the Proponent, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

V. Conclusion

For the reasons set forth above, we respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

If you have any questions with respect to this matter, please telephone, collect, Francis C. Marinelli (212-455-2661) or Daniel H. Lee (212-455-3836) of this office.

Very truly yours,



SIMPSON THACHER & BARTLETT LLP

Enclosures

cc: Mr. Douglas J. McCarron
General President
United Brotherhood of Carpenters
and Joiners of America

Mr. Edward J. Durkin
Corporate Affairs Department
United Brotherhood of Carpenters
and Joiners of America

EXHIBIT A

[Attached hereto as a separate PDF attachment]



EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 501-376-5031]

Mr. Paul J. Schroeder, Jr.
Vice President, General Counsel and Secretary
Dillard's Inc.
1600 Cantrell Road
Little Rock, AR 72201

December 15, 2004

Dear Mr. Schroeder:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dillard's Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote standard. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,400 Class A shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Dillard's Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% "for" vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dillard's, Inc.
Incoming letter dated January 24, 2005

The proposal requests that the board initiate the appropriate process to amend Dillard's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dillard's may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Dillard's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor